VanEck Vectors ETF Trust

666 Third Avenue, 9th Floor

New York, New York 10017

June 22, 2017

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary A. Cole, Division of Investment Management

Re:	VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Cole:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”):

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
2,547	6/16/2017	485BXT	0000768847-17-000095
2,535	5/25/2017	485BXT	0000768847-17-000071
2,518	4/28/2017	485BXT	0000768847-17-000043
2,501	3/31/2017	485BXT	0000768847-17-000011
2,485	3/03/2017	485BXT	0001137360-17-000087
2,467	2/03/2017	485BXT	0001137360-17-000052
2,448	1/13/2017	485BXT	0001137360-17-000018
2,434	12/16/2016	485BXT	0001137360-16-001299
2,423	11/18/2016	485BXT	0001137360-16-001279
2,410	10/21/2016	485BXT	0001137360-16-001258
2,395	9/23/2016	485BXT	0001137360-16-001228
2,382	8/26/2016	485BXT	0001137360-16-001204
2,368	7/29/2016	485BXT	0001137360-16-001178
2,352	6/30/2016	485BXT	0001137360-16-001149
2,332	6/03/2016	485BXT	0001137360-16-001110
2,304	5/06/2016	485BXT	0001137360-16-001053
2,275	4/08/2016	485BXT	0001137360-16-000997
2,246	3/11/2016	485BXT	0001137360-16-000943
2,212	2/12/2016	485BXT	0001137360-16-000881
2,181	1/15/2016	485BXT	0001137360-16-000820
2,147	12/18/2015	485BXT	0001137360-15-000755
2,110	11/20/2015	485BXT	0001137360-15-000690
2,076	10/23/2015	485BXT	0001137360-15-000623

2,045	9/24/2015	485BXT	0001137360-15-000560
2,017	8/28/2015	485BXT	0001137360-15-000512
1,983	7/30/2015	485BXT	0001137360-15-000450
1,955	6/30/2015	485BXT	0001137360-15-000399
1,922	6/05/2015	485BXT	0001137360-15-000336
1,883	5/07/2015	485BXT	0001137360-15-000266
1,854	4/10/2015	485BXT	0001137360-15-000209
1,827	3/13/2015	485BXT	0001137360-15-000153
1,797	2/13/2015	485BXT	0001137360-15-000100
1,771	1/16/2015	485BXT	0001137360-15-000050
1,745	12/18/2014	485BXT	0001137360-14-000784
1,719	11/20/2014	485BXT	0001137360-14-000734
1,683	10/24/2014	485BXT	0001137360-14-000661
1,649	9/26/2014	485BXT	0001137360-14-000593
1,622	8/28/2014	485BXT	0001137360-14-000550
1,594	7/31/2014	485BXT	0001137360-14-000498
1,566	7/11/2014	485BXT	0001137360-14-000443
1,538	6/12/2014	485BXT	0001137360-14-000387
1,528	6/06/2014	485BXT	0001137360-14-000365
1,495	5/09/2014	485BXT	0001137360-14-000293
1,466	4/11/2014	485BXT	0001137360-14-000226
1,429	3/13/2014	485BXT	0001137360-14-000157
1,400	2/21/2014	485BXT	0001137360-14-000101
1,373	1/24/2014	485BXT	0001137360-14-000054
1,369	1/17/2014	485BXT	0001137360-14-000049
1,335	12/19/2013	485BXT	0001137360-13-000745
1,303	11/21/2013	485BXT	0001137360-13-000680
1,267	10/23/2013	485BXT	0001137360-13-000610
1,199	8/09/2013	485APOS	0000930413-13-004174

The Amendments relate to VanEck Vectors Puerto Rico and U.S. Territories Municipal Index ETF (f/k/a Puerto Rico Municipal Index ETF), a new series of the Trust. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of this series at this time.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2018. Thank you.

Best regards,

/s/ Laura I. Martinez

Laura I. Martinez

Vice President and Assistant Secretary

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